UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              ☒           Form 40-F              ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐                            No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

ARCADIS NV Nieuwe Stationsstraat 10 P.O. Box 33 6800 LE Arnhem The Netherlands
Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

PRESS RELEASE

ARCADIS STRENGTHENS COMMUNICATIONS POSITION

ARNHEM, THE NETHERLANDS — January 21, 2008 — ARCADIS (EURONEXT: ARCAD), the international consultancy, design and engineering company, today announced that Mark Zellenrath (46) has been appointed to the position of Director Corporate Communications for ARCADIS. In this new position he will work on enhancing the name awareness of the ARCADIS brand. A core point will be the further professionalization and internationalization of the communications function at corporate level and in the global operating companies of the firm. In addition, ARCADIS wants to be a source of record and knowledge center for media on important topics like climate change, water management, mobility, environment, sustainability, as well as developments in architecture and the built environment. Mark Zellenrath will direct these activities and in his role will report directly to Harrie Noy, CEO of ARCADIS.

Mark Zellenrath comes from UPC Nederland where he was Vice-President Communications and Public Policy. Before joining UPC, he held communications and public affairs functions in TPG and KPN.

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 12,000 employees and over €1.5 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions. Visit us on the internet: www.arcadis-global.com

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Mark Zellenrath, ARCADIS NV, phone: +31-26-3778292; mobile: +31-6-50736265; e-mail: m.c.zellenrath@arcadis.nl.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: January 22, 2008	By:	/s/ C.M. Jaski
Mr. C.M. Jaski
Member Executive Board